Startup Funding

HeartFoods Stock Summary:

Common Stock: 12,000,000 shares

Option Pool: 3,000.000 shares



WeFunder Startup Funding
$2 Million
EDI Grant Application
Future Additional Investor Funding
Grant Funding
(Potential up to $5 Million)
Series A Preferred Stock
(Target $12 Million)
$250,000 Initial Draw
$750,000 Second Draw
$1,000,000 Final Draw

✓ **$1.00/Share (Estimate)**

✓ **SAFE Notes at 30% Discount**

HEARTFOODS™

*This timeline is meant to show future plans. No funding is guaranteed.